Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

(in thousands, excepts ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and Series A preferred stock dividends for the years ended December 31, 2016, 2015 and 2014, and for the six months ended June 30, 2017. As the ratios of earnings to fixed charges and earnings to combined fixed charges and Series A preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of loss from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense and our estimate of interest within rental expense.

	Year Ended December 31,			For the six months ended June 30,
	2016	2015	2014	2017
Net loss before income taxes	$(14,586)	$(9,029)	$(320)	$(17,998)
Plus: Fixed charges	760	465	37	3
Earnings, as adjusted	$(13,826)	$(8,564)	$(283)	$(17,995)
Interest expense	$759	$465	$37	$—
Estimated interest component of rent	1	—	—	3
Total fixed charges	$760	$465	$37	$3
Series A preferred stock dividends	$816	$—	$—	$—
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A
Ratio of earnings to combined fixed charges and Series A preferred stock dividends	N/A	N/A	N/A	N/A
Deficiency of earnings to fixed charges	$(14,586)	$(9,029)	$(320)	$(17,998)
Deficiency of earnings to fixed charges and Series A preferred stock dividends (1)	$(15,402)	$(9,029)	$(320)	$(17,998)

(1) Represents deficiency of earnings to fixed charges and preferred stock dividends during the periods in which our Series A convertible preferred stock with dividend rights was outstanding. In connection with our initial public offering in August 2016, we issued 81,568 shares of common stock with an aggregate fair value of $0.8 million to the holders of our Series A convertible preferred stock in settlement of the cumulative dividends. All shares of our Series A convertible preferred stock were converted to common stock upon the closing of our initial public offering and are no longer outstanding. As of June 30, 2017, we had no shares of preferred stock outstanding, and we are not required to pay dividends on any shares of our outstanding capital stock.